UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For August 13, 2007	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 13, 2007

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	“EnCana completes US$500 million debt offering”

EnCana completes US$500 million debt offering
CALGARY, Alberta (August 13, 2007) — EnCana Corporation (TSX, NYSE: ECA) has completed a public offering in the United States of US$500 million Notes with a coupon rate of 6.625% due August 15, 2037. The net proceeds of the offering will be used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
These debt securities are rated A- by Standard & Poor’s Ratings Service (S&P), Baa2 by Moody’s Investors Service and A(low) by DBRS Limited.
The offering was made in the United States under EnCana’s previously filed shelf prospectus dated September 22, 2006. Banc of America Securities LLC and Merrill Lynch & Co. acted as joint book-running managers for the offering.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
EnCana Corporate Communications
Investor contact:	Media contact:
Susan Grey	Leanne Deighton
Manager, Investor Relations	Advisor, Media Relations
(403) 645-4751	(403) 645-4629

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